FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the

                         Securities Exchange Act of 1934

                                 April 26, 2007

                        BUENAVENTURA MINING COMPANY INC.

                 (Translation of Registrant's Name into English)


                               CARLOS VILLARAN 790

                          SANTA CATALINA, LIMA 13, PERU

                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compania de Minas Buenaventura S.A.A.



/s/ CARLOS E. GALVEZ PINILLOS
------------------------------

Carlos E. Galvez Pinillos

Chief Financial Officer



Date:  April 26, 2007